

Susan Adelman · 3rd

Account Manager ABC Music & Me at Kindermusik International

San Diego, California, United States · 70 connections · Contact info

 Magic Music Time

 Concordia University

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Experience



Owner
Magic Music Time
Apr 2005 – Present · 15 yrs 10 mos

We offer music & movement classes for children ages infants through 7 years

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Regional Account Manager ABC Music & Me,
Kindermusik International
Apr 2009 – Dec 2011 · 2 yrs 9 mos

Teacher
Soille San Diego Hebrew Day School
Jul 1983 – Jun 2003 · 20 yrs

Preschool Teacher Director
Emek Hebrew Academy
1976 – 1980 · 4 yrs

Education



Concordia University
BA, Early Childhood Education
1972 – 1976

Skills & endorsements

Early Childhood Education · 7

Jodi McKeown and 6 connections have given endorsements for this skill

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Curriculum Design · 5

Jodi McKeown and 4 connections have given endorsements for this skill

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Music · 5

Autumn Sno Waldron and 4 connections have given endorsements for this skill

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